                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 10, 1996
                  (Date of Event which Requires Filing of this
                                   Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)     Names of Reporting Persons
        S.S. or I.R.S. Identifica-
        tion Nos. of Above Persons   Thomas Charles Dolan
                                     SS:  ###-##-####
----------------------------------------------------------------------
(2)     Check the Appropriate Box              (a)
                                               -----------------------
        if a Member of a Group                 (b)
                                               -----------------------
----------------------------------------------------------------------
(3)     SEC Use Only
----------------------------------------------------------------------
(4)     Source of Funds                     00*
----------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)
----------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                               U.S.A.
----------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power               1,250**
Beneficially Owned    ------------------------------------------------
by Each Reporting      (8) Shared Voting Power           663,686
Person With           ------------------------------------------------
                       (9) Sole Dispositive Power          1,250**
                      ------------------------------------------------
                      (10) Shared Dispositive Power      663,686
----------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                   664,936**
----------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares
----------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                                  4.7%
----------------------------------------------------------------------
(14)    Type of Reporting Person                              IN

--------

*       See Exhibit A.

** Includes 250 options to purchase Class A Common Stock which are exercisable within 60 days.

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              CONTINUATION PAGES OF AMENDMENT NO. 1 TO SCHEDULE 13D
                                    FILED BY
                THOMAS CHARLES DOLAN, INDIVIDUALLY AND AS TRUSTEE

               This Amendment No. 1 to the Schedule 13D, dated November 15, 1994 (the "Schedule 13D"), previously filed by Thomas Charles Dolan ("Mr. Dolan"), is being filed in connection with changes in Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), resulting from the distribution of certain shares of Class A Common Stock, par value $.01 per share, of the Issuer (the "Class A Common Stock") from a trust of which Mr. Dolan is currently a co-trustee.

               In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 1 restates the
Schedule 13D.

Item 1.        SECURITY AND ISSUER.

               The title of the class of equity securities to which this statement relates is the Class A Common Stock of the Issuer. The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2. IDENTITY AND BACKGROUND.

               (a) The name of the person filing this statement is Thomas Charles Dolan, who is filing individually and as Trustee for the Trusts listed on Exhibit A.

               (b) The residence of Mr. Dolan is 119 Cove Neck Road, Oyster Bay, New York 11771.

               (c) The present principal occupation of Mr. Dolan is as Senior Vice President of Cablevision Systems Corporation. The address is One Media Crossways, Woodbury, New York 11797.

               (d) Mr. Dolan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Dolan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or

CUSIP No. 12686C-10-9               13D






state securities laws or finding any violation with respect to such laws.

               (f) Mr. Dolan is a U.S. citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The shares held by Mr. Dolan were originally acquired by him through gifts, grants under a compensation plan of the Issuer and by his appointment as a co-trustee of family trusts. See Exhibit A.

Item 4. PURPOSE OF TRANSACTION.

               The securities in the Trusts described in Exhibit A are held for investment purposes. See Exhibit A. Mr. Dolan has no plans or proposals which relate or would result in:

               (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer;

               (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries;

               (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer;

               (e) any material change in the Issuer's present capitalization or dividend policy;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 12686C-10-9               13D






               (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) any action similar to any of those enumerated above. See Exhibit A.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) After the distribution described in (c) below, Mr. Dolan may be deemed to beneficially own an aggregate of 664,936 shares of Class A Common Stock as a result of his beneficial ownership of (i) 663,686 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock; (ii) options to purchase 250 shares of Class A Common Stock and (iii) 1,000 shares of Class A Common Stock. This aggregate amount represents approximately 4.7% of the outstanding shares of Class A Common Stock.

               (b) After the distribution described in (c) below, Mr. Dolan has the (i) sole power to vote or to direct the vote of 250 shares of Class A Common Stock which may be acquired upon the exercise of options and 1,000 shares of Class A Common Stock; (ii) shared power to vote or direct the vote of 663,686 shares of Class B Common Stock convertible into Class A Common Stock; (iii) sole power to dispose or to direct the disposition of 250 shares of Class A Common Stock which may be acquired upon the exercise of options and 1,000 shares of Class A Common Stock; and (iv) shared power to dispose or to direct the disposition of 663,686 shares of Class B Common Stock convertible into Class A Common Stock. See Exhibit A.

               (c) On September 10, 1996, the Dolan Grandchildren Trust of which Mr. Dolan is a co-trustee converted 206,000 shares of Class B Common Stock into Class A Common Stock and distributed such shares to certain Dolan family members and to other trusts for the benefit of Dolan family members. In addition, Mr. Dolan currently holds options to purchase 250 shares of Class A Common Stock which are exercisable within 60 days.

               (d) See Exhibit A.

               (e) Not applicable.

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Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Exhibit A

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Power of Attorney, dated as of February 13, 1995, confirming the authority of William A. Frewin, Jr. to sign on behalf of Thomas Charles Dolan.


SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 29, 1996



                      Signature:   /s/ Thomas Charles Dolan
                                   By William A. Frewin, Jr.
                                   ---------------------------

                      Name/Title:  Thomas Charles Dolan,
                                   individually and as a Trustee
                                   of each of the following Trusts:
                                     Dolan Grandchildren Trust
                                     Dolan Spouse Trust
                                     DC Thomas Trust
                                   By William A. Frewin, Jr.,
                                   attorney-in-fact

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                                    Exhibit A

               Thomas Charles Dolan is currently one of the trustees (a "Trustee") of each of the trusts listed in the table below (the "Trusts"), which as of September 10, 1996 (after giving effect to the transaction reported in the foregoing Schedule 13D) own in the aggregate 663,686 shares of Class B Common Stock, par value $.01 (the "Class B Common Stock"), of Cablevision Systems Corporation, a Delaware Corporation (the "Issuer"). Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of the Issuer. Mr. Dolan has an economic interest in such shares, and, as a Trustee of the Trusts, has the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. Dolan retains such powers, he is deemed to have beneficial ownership thereof for purposes of
Schedule 13D reporting. In addition, Mr. Dolan individually owns 1,000 shares of Class A Common Stock and options to purchase 250 shares of Class A Common Stock which are exercisable within 60 days.

               The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.


Name of Trust                Beneficiary
-------------                -----------

DC Thomas Trust              Thomas Charles Dolan

Dolan Grandchildren Trust    All children and grandchildren
                             of Charles F. Dolan living at any time and from time to time.

Dolan Spouse Trust           All descendants of Charles F. Dolan living at any
                             time and from time to time and their spouses.

               Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary or, if more than one, such Trust's beneficiary class. For each of the Dolan Grandchildren Trust and the Dolan Spouse Trust, distributions of income and principal can be made in the discretion of the non-beneficiary

CUSIP No. 12686C-10-9               13D






Trustee, Paul Joseph Dolan, to any one or more of the members of the Trust's beneficiary class.

The Trusts

The DC Thomas Trust

               For the DC Thomas Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Matthew John Dolan, to the person for whom the Trust is named, Thomas Charles Dolan (the "Current Beneficiary"). The Current Beneficiary has the power during his life to appoint all or part of the relevant DC Thomas Trust to or for the benefit of one or more of his descendants. Upon the death of the Current Beneficiary, the DC Thomas Trust, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of his descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then-living descendants, or if none, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. There are two Trustees of the DC Thomas Trust, Thomas Charles Dolan and Matthew John Dolan.

The Dolan Grandchildren Trust

               The Dolan Grandchildren Trust's current beneficiary class consists of the six children and three grandchildren of Charles F. Dolan. The Dolan Grandchildren Trust terminates upon the death of the survivor of the beneficiaries or upon the expiration of the applicable perpetuities period, if not previously terminated. Upon such termination, the Dolan Grandchildren Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them, otherwise by the unanimous appointment of Charles F. Dolan's grandchildren or by the survivor of them, to one or more persons or charitable organizations. Any unappointed portion of the Dolan Grandchildren Trust will pass, in further trust, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles
F. Dolan. Other than Thomas Charles Dolan, there are two other Trustees of the Dolan Grandchildren Trust, Marianne Dolan Weber and Paul Joseph Dolan.

The Dolan Spouse Trust

               The Dolan Spouse Trust's current beneficiary class consists of the six children and three grandchildren of Charles F. Dolan and the spouses of three of these children.

CUSIP No. 12686C-10-9               13D





The Dolan Spouse Trust terminates upon the death of the survivor of Charles F. Dolan's children and their spouses, if not previously terminated. Upon such termination, the Dolan Spouse Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them to or for the benefit of any one or more persons or charitable organizations. Any unappointed portion of the Dolan Spouse Trust will pass, in further trust, per stirpes to the then-living descendants of the children of Charles F. Dolan or, if none, among the heirs- at-law of Charles F. Dolan. Other than Thomas Charles Dolan, there are two other Trustees of the Dolan Spouse Trust, Marianne Dolan Weber and Paul Joseph Dolan.

Beneficial Ownership of Beneficiaries and Trusts

               Beneficiaries of any Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Trust because (a) the non-beneficiary Trustee has the sole discretion to distribute or accumulate the income from each Trust and the sole discretion to distribute the principal of each Trust to the beneficiary of such Trust or, if more than one, to any one or more of the members of such Trust's beneficiary class, and (b) the beneficiary class for each of the Dolan Grandchildren Trust and the Dolan Spouse Trust has not yet closed.

                                EXHIBIT INDEX

EXHIBIT NO.                                  DESCRIPTION

   99.1                                    POWER OF ATTORNEY